Exhibit 99.8

Consent OF DIRECTOR NOMINEE

As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named as a Director Nominee in the Registration Statement on Form S-1 of Hennessy Capital Acquisition Corp. III (the “Company”), originally filed on May 30, 2017, and any and all amendments thereto, registering securities for issuance in the Company’s initial public offering.

Dated: May 30, 2017

/s/ Daniel R. DiMicco
Daniel R. DiMicco